This statement confirms that the undersigned, Clifford D. Nastas, has authorized and designated Jeffrey J. Siemers to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Material Sciences Corporation. The authority of Jeffrey J. Siemers under this statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Material Sciences Corporation, unless earlier revoked in writing. The undersigned acknowledges that Jeffrey J. Siemers is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934. A signed copy of this agreement is on file at the corporate offices of Material Sciences
Corporation.